3700 Glenwood Avenue, #530
Raleigh, NC 27612
March 5, 2009
Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506
Re:	Triangle Mezzanine Fund LLLP — File No. 814-00738
Rule 17g-1(g) Fidelity Bond Filing
Ladies and Gentlemen:
     On behalf of Triangle Mezzanine Fund LLLP (the “Fund”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:
1.	a copy of the fidelity bond covering the Fund;

2.	a Certificate of the Corporate Secretary of the Triangle Capital Corporation containing the resolutions of the Board of Directors of Triangle Mezzanine Fund LLLP approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid; and

3.	the Agreement Regarding Fidelity Bonding dated February 21, 2009 by and among the Fund and Triangle Capital Corporation.
If you have any questions regarding this submission, please do not hesitate to call me at (919) 719-4789.

Very truly yours, TRIANGLE CAPITAL CORPORATION
/s/ Steven C. Lilly
Steven C. Lilly
Chief Financial Officer

FINANCIAL INSTITUTION BOND

Standard Form No. 15, Revised to June, 1990

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA®

Bond Number
01-581-92-51

(A Stock Insurance Company, herein called the Company)

DECLARATIONS

Item 1. Name of Insured (herein called Insured):
TRIANGLE CAPITAL CORPORATION
TRIANGLE MEZZANINE FUND, LLLP

Principal Address: 3600 GLENWOOD AVENUE
SUITE 104
RALEIGH, NC 27612

Item 2. Bond Period: from 12:01 a.m. on February 21, 2009 (Month, Day, Year) to 12:01 a.m. on February 21, 2010 (Month, Day, Year)

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $5,000,000

Item 4. Subject to Sections 4 and 11 hereof,
the Single Loss Limit of Liability is $5,000,000
and the Single Loss Deductible is $25,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Basic Bond Coverage	$5,000,000	$25,000
Insuring Agreement (D)- FORGERY OR ALTERATION	$5,000,000	$25,000
Insuring Agreement (E)- SECURITIES	$5,000,000	$25,000
Optional Insuring Agreements and Coverages:		
Computer Systems	$5,000,000	$25,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
#1,#2,#3,#4,#5,#6,#7,#8,#9,#10,#11

1154987

5867 (6/90) 1

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 00-013-69-96 such termination or cancelation to be effective as of the time this bond becomes effective. Premium: $14,071 Elizabeth M. Tuck SECRETARY [illegible] PRESIDENT [illegible] AUTHORIZED REPRESENTATIVE Steven C. Lilly COUNTERSIGNATURE 2/27/09 DATE RALEIGH, NC COUNTERSIGNED AT THOMAS RUTHERFOORD, INC 1001 HAXALL POINT STE. 800 RICHMOND, VA 23219 1154987 5867 (6/90)

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for: INSURING AGREEMENTS FIDELITY (A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent: (a) to cause the Insured to sustain such loss; and (b) to obtain financial benefit for the Employee or another person or entity. However, if some or all of the Insured’s loss results directly or indirectly from Loans, that portion of the loss is not covered unless the Employee was in collusion with one or more parties to the transactions and has received, in connection therewith, a financial benefit with a value of at least $2,500. As used throughout this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions. ON PREMISES (B) (1) Loss of Property resulting directly from (a) robbery, burglary, misplacement, mysterious            unexplainable disappearance            and damage thereto or destruction thereof, or (b) common-law or statutory larceny, committed by a person present in an office of the Insured covered under this bond. while the property is lodged or deposited within (i) any of the Insured’s offices covered under this bond, or
(ii) offices of any financial institutions, or (Hi) any premises where the Insured leases safe deposit boxes. (2) Loss of or damage to (a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or 51023 (10/90)

(b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief, provided that (i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and (ii) the loss is not caused by fire. IN TRANSIT (C) Loss of Property resulting directly from robbery, common-law or statutory larceny; misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of (a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or (b) a Transportation Company and being transported in an armored motor vehicle, or (c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following: (i) records, whether recorded in writing or electronically, and (ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and (iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements. Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent. FORGERY OR ALTERATION (D) Loss resulting directly from Forgery or alteration of, on, or in any Negotiable Instruments (except registered or bearer obligations) made or drawn by or drawn upon the Insured, or made or drawn by one acting as agent of the Insured, or purporting to have been made as herein before set forth: A mechanically reproduced facsimile signature is treated the same as a handwritten signature. 51023 (10/90)

SECURITIES (E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others, (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original (a) Certified            Security, (b) Document of Title, (c) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property, (d) Certificate of Origin or Title, (e) Evidence of Debt, (f) corporate, partnership or personal Guarantee, or, (g) Security Agreement which: (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is Forgery, or (ii) is altered, or (iii) is lost or stolen; (2) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) through (d) above which is a Counterfeit. Actual physical possession of the items listed in (a) through (g) above by the Insured, is a condition precedent to the Insured’s having relied on the faith of such items. A mechanically reproduced facsimile signature is treated the same as a handwritten signature. COUNTERFEIT CURRENCY (F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office. 51023 (10/90)

GENERAL AGREEMENTS ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS-NOTICE A. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period. If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which (a) has occurred or will occur in offices or premises, or (b) has been caused or will be caused by an employee or employees of such institution, or (c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall (i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium. CHANGE OF CONTROL-NOTICE B. When the Insured learns of a change in control, it shall give written notice to the Underwriter. As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting-stock ownership. A change in ownership of voting-stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of stock transfer. 51023 (10/90)

REPRESENTATION OF INSURED C. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond. Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond. JOINT INSURED D. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured. NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED-ELECTION TO DEFEND E. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter. The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense. If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorney’s fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond. If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured. 51023 (10/90)

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement. CONDITIONS AND LIMITATIONS DEFINITIONS Section 1. As used in this bond: (a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented. (b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it. (c) Certificate of Origin or Title means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred. (d) Certified Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is: (1) represented by an instrument issued in bearer or registered form; (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and (3) either one of a class or series or by its terms divisible into a class or series of shares, participators, interests or obligations. (e) Counterfeit means an imitation which is intended to deceive and to be taken as the original. (f) Document of Title means a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee’s possession which are either identified or are fungible portions of an identified mass. 51023 (10/90)

(g) Employee means (1) an officer or other employee of the Insured, while employed in, at, or by any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies, or duties in any of said offices or premises; (2) a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder; (3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond; and (4) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor. (h) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured. (i) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose. (j) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms. (k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit. (I) Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship. (m) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency. (n) Negotiable Instrument means any writing 51023 (10/90)

(1) signed by the maker or drawer; and (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and (3) is payable on demand or at a definite time; and (4) is payable to order or bearer. (o) Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, Documents of Title, Acceptances, Evidences of Debt, Security Agreements, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, and books of account and other records whether recorded in writing or electronically. (p) Security Agreement means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation. (q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services. EXCLUSIONS Section 2. This bond does not cover: (a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E); (b) under Insuring Agreement (D), loss resulting from the forgery or alteration of or on a Negotiable Instrument issued by the Insured in reliance upon a forged or altered Evidence of Debt; (c) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit; (d) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy; (e) loss resulting directly or indirectly from any acts of any director of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(f) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick artifice, fraud or false pretenses; except when covered under Insuring Agreement (A), (D) or (E); (g) loss of Property while (1) in the mail, or (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C) except when covered under Insuring Agreement (A); (h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property; (i) loss resulting directly or indirectly from trading, with or without the knowledge of the Insured, whether or not represented by any indebtedness or balance shown to be due the Insured on any customer’s account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such trading, indebtedness, or balance, except when covered under Insuring Agreements (D) or (E); (j) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification or other cards; (k) potential income, including but not limited to interest and dividends, not realized by the Insured; (I) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond; (m) loss through the surrender of Property away from an office of the Insured as a result of a threat (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or (2) to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A); (n) indirect or consequential loss of any nature; (o) loss resulting from any violation by the Insured or by any Employee 51023 (10/90)

(1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or (2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations; (p) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a); (q) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended; (r) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character; (s) loss, or that part of any loss, as the case may be, the proof of which, either as to its factual existence or as to its amount, is dependent upon an inventory computation or a profit and loss computation; (t) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreement (A), (E) or (F); (u) all fees, costs and expenses incurred by the Insured; (1) in establishing the existence of or amount of loss covered under this bond, or (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond. DISCOVERY Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act of acts causing or contributing to such loss occurred, even though the exact amount of details of loss may not then be known. 51023 (10/90)

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond. LIMIT OF LIABILITY Section 4. Aggregate Limit of Liability The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond. Upon exhaustion of the Aggregate Limit of Liability by such payments; (a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and lb) The Underwriter shall have no obligation under General Agreement E to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost. The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability. Single Loss Limit of Liability Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Singel Loss Limit of Liability. Single Loss Defined Single Loss means all covered loss, including court costs and attorney’s fees incurred by the Underwriter under General Agreement E, resulting from (a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or (b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or 51023 (10/90)

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or (d) any one casualty or event not specified in (a), (b) or (c) preceding. NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER Section 5. (a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof. (b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars. (c) Lost Certified Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith. (d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss. (e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law. (f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured. VALUATION Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss. Securities The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof, if such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration. If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage. 51023 (10/90)

Books of Account and Other Records In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records. Property other than Money, Securities or Records In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration. ASSIGNMENT- SUBROGATION- RECOVERY- COOPERATION Section 7. (a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment. (b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment. (c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. (d) Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall (1) submit to examination by the Underwriter and subscribe to the same under oath; and (2) produce for the Underwriter’s examination all pertinent records; and (3) cooperate with the Underwriter in all matters pertaining to the loss. 51023 (10/90)

(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action. LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE Section 8. With respect to any loss set forth in sub-section (c) of the final paragraph of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger. If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding. OTHER INSURANCE OR INDEMNITY Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved. OWNERSHIP Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations. DEDUCTIBLE AMOUNT Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability. The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss. 51023 (10/90)

TERMINATION OR CANCELATION Section 12. This bond terminates as an entirety upon occurrence of any of the following:-(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations. This bond terminates as to any Employee or any partner, officer or employee of any Processor-(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person. Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination. In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page. AUTHORIZED REPRESENTATIVE 51023 (10/90)

RIDER# 1 This rider, effective 12:01 am February 21, 2009 forms a part of bond number 01-581-92-51 issued to TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND, LLLP by National Union Fire Insurance Company of Pittsburgh, Pa. NORTH CAROLINA REQUIREMENTS It is agreed that subsection (d) of Section 5 of the Bond or subsection (9) of the Policy is deleted and replaced by the following: Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter/Company or after the expiration of 36 months from the discovery of such loss. FOR USE WITH FINANCIAL INSTITUTION            BONDS, AUTHORIZED REPRESENTATIVE
STANDARD FORMS NOS. 14, 15, 24, AND 25 AND EXCESS BANK EMPLOYEE DISHONESTY BONDS, STANDARD FORM NO. 28, AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH STATUTORY REQUIREMENTS.

RIDER#2 This endorsement, effective 12:01 am February 21, 2009 forms a part of policy number 01 -581 -92-51 issued to TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND, LLLP by National Union Fire Insurance Company of Pittsburgh, Pa. NOTICE OF CLAIM (REPORTING BY E-MAIL) In consideration of the premium charged, it is hereby understood and agreed as follows: 1. Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy’s other terms and conditions to the Insurer by email at the following email address: c- claim@aig.com Your email must reference the policy number for this policy. The date of the Insurer’s receipt of the emailed notice shall constitute the date of notice. In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: c-Claim for Financial Lines, AIG Domestic Claims, Inc., 175 Water Street, 9th Floor, New York, New York 10038 or faxing such notice to (866) 227- 1750. 2. Definitions: For this endorsement only, the following definitions shall apply: (a) “Insurer” means the “Insurer,” “Underwriter” or “Company” or other name specifically ascribed in this policy as the insurance company or underwriter for this policy. (b) “Notice of Claim Reporting” means “notice of claim/circumstance,” “notice of loss” or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy. (c) “Policy” means the policy, bond or other insurance product to which this endorsement is attached. 3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy. ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED. AUTHORIZED REPRESENTATIVE ® American International Group, Inc. All rights reserved END 002 99758 (8/08) Page 1 of 1

RIPER# 3 This rider, effective 12:01 am February 21, 2009 forms a part of bond number 01-581-92-51 issued to TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND, LLLP by National Union Fire Insurance Company of Pittsburgh, Pa. CANCELATION NOTICE In consideration of the premium charged, it is hereby understood and agreed that: 1. Section 12 — TERMINATION OR CANCELATION — of the attached bond is hereby amended by deleting from the first sentence the words “This bond terminates as an entirety upon occurrence of any of the following: — (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or ...” and replacing them with the words “This bond terminates as an entirety upon occurrence of any of the following: -(a) 90 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond”. 2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated. AUTHORIZED REPRESENTATIVE END 003 57632 (6/93) FI042

RIDER# 4 This rider, effective 12:01 am February 21, 2009 forms a part of bond number 01-581-92-51 issued to TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND, LLLP by National Union Fire Insurance Company of Pittsburgh, Pa. It is agreed that: 1. “Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan. 2. If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately. 3. In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder. 4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations. 5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974. END 004 SR 6145b

RIDER # 4 (Continued) 6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein. Accepted: ERISA RIDER TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974. NOTE: THIS RIDER SHOULD NOT BE USED FOR AUTHORIZED REPRESENTATIVE ANY INSURED EXEMPTED FROM THE BONDING PROVISIONS OF THE ACT. REVISED TO JUNE I990 END 004 SR 6145b

RIDER# 5 — This rider, effective 12:01 am            February 21, 2009 forms a part of bond number 01-581-92-51 issued to TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND, LLLP by National Union Fire Insurance Company of Pittsburgh, Pa. COMPUTER SYSTEMS FRAUD INSURING AGREEMENT It is agreed that: 1. The attached bond is amended by adding an Insuring Agreement as follows: COMPUTER SYSTEMS FRAUD Loss resulting from a fraudulent 1) entry of Electronic Data or Computer Program into, or
2) change of Electronic Data or Computer Program within any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided General Agreement B of this bond; provided that the entry or change causes i) Property to be transferred, paid or delivered, ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or iii) an unauthorized account or a fictitious account to be debited or credited. In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement. 2. In addition to the Conditions and Limitations in this bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added: DEFINITIONS (A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data; (B) Computer System means (1) computers with related peripheral components, including storage compartments wherever located, (2) systems and applications software, (3) terminal devices, and END 005 SR 6196

RIDER# 5 (continued) (4) related communication networks by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved; (C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media. EXCLUSIONS (A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the other liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract; (B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal; (C) loss resulting directly or indirectly from (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, or electrical disturbance or electrical surge which affects a Computer System, or (2) failure or breakdown of electronic data processing media, or (3) error or omission in programming or processing; (D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism; (E) loss resulting directly or indirectly from the theft of confidential information. SERIES OF LOSSES All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limits of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. 3. The exclusion below, as found in financial bonds forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.
“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);” y^7^~ ^—n FOR USE WITH FINANCIAL INSTITUTION BONDS, AUTHORIZED REPRESENTATIVE STANDARD FORMS NOS. 14, 15 AND 25. END 005 SR 6196

ENDORSEMENT# 6 This endorsement, effective 12:01 am February 21, 2009 forms a part of policy number 01-581-92-51 issued to TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND, LLLP by National Union Fire Insurance Company of Pittsburgh, Pa. AMEND COUNTERFEIT CURRENCY (CURRENCY OF ANY COUNTRY) It is agreed that: 1. INSURING AGREEMENT F “Counterfeit Currency” is deleted and replaced with the following: 2. The Underwriter shall be liable under the attached Bond for: Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, Coin or Currency of the United States of America, Canada or any other country. 3. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated. ALL OTHER TERMS AND CONDITIONS OF THE POLICY REMAIN UNCHANGED AUTHORIZED REPRESENTATIVE END 006

RIDER# 7 This rider, effective 12:01 am February 21, 2009 forms a part of bond number 01-581-92-51 issued to TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND, LLLP by National Union Fire Insurance Company of Pittsburgh, Pa. AMENDED RICO EXCLUSION It is agreed that: 1. Exclusion (q) is hereby amended by deleting the word “alleged” and replacing it with the word “adjudicated.” 2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated. AUTHORIZED REPRESENTATIVE RIDER

RIDER# 8 — This rider, effective 12:01 am            February 21, 2009 forms a part of bond number 01-581-92-51 issued to TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND, LLLP by National Union Fire Insurance Company of Pittsburgh, Pa. REPRESENTATION OF THE INSURED It is agreed that: 1. General Agreement (C) REPRESENTATION OF INSURED is hereby deleted and replaced by the following: REPRESENTATION OF INSURED (C) The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond. 2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated. AUTHORIZED REPRESENTATIVE RIDER 8

RIDER# 9 — This rider, effective 12:01 am February 21, 2009 forms a part of bond number 01-581-92-51 issued to TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND, LLLP by National Union Fire Insurance Company of Pittsburgh, Pa. NOTICE TO SEC OF CANCELLATION It is agreed that: 1. The Underwriter will mark its records to indicate that the Securities and Exchange Commission is to be notified promptly concerning substantial modification of the attached bond, or the cancellation of the attached bond as an entirety as provided under parts (a) and (b) of Section 12, or as to any Employee or Partner covered thereunder, whether such modification or cancellation be effected by notice from the Insured or the Underwriter. The Underwriter will use its best efforts to so notify said Department but failure to so notify said Department shall not impair or delay the effectiveness of any such modification or cancellation. 2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated. AUTHORIZED REPRESENTATIVE RIDER

RIDER# 10 — This endorsement, effective 12:01 am February 21. 2009 forms a part of policy number 01-581-92-51 issued to TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND, LLLP by National Union Fire Insurance Company of Pittsburgh, Pa. THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY. COVERAGE TERRITORY ENDORSEMENT Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). AUTHORIZED REPRESENTATIVE 89644 (7/05)

RIDER# 11

This endorsement, effective *12:01 am February 21, 2009* forms a part of policy number *01-581-92-51* issued to *TRIANGLE CAPITAL CORPORATION TRIANGLE MEZZANINE FUND, LLLP*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
5867	06/90	FINANCIAL INSTITUTION BOND - FORM #15 DEC
51023	10/90	FINANCIAL FIDELITY FORM 15 GUTS
SR 6169b	10/87	NORTH CAROLINA RIDER
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
57632	06/93	CANCELATION NOTICE
SR6145B		ERISA RIDER
SR6196		COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
		AMEND COUNTERFEIT CURRENCY (CURRENCY OF ANY COUNTRY)
		AMENDED RICO EXCLUSION
		REPRESENTATION OF THE INSURED
		NOTICE TO SEC OF CANCELLATION
89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 011

78859 (10/01)

Page 1 of 1

POUCYHOLDER NOTICE Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102. 91222 (7/06)

3700 Glenwood Avenue, #530
Raleigh, NC 27612
Steven C. Lilly
Chief Financial Officer
And Secretary
Direct: 919.719-4789
Secretary’s Certificate
The undersigned hereby certifies that the attached resolution of Triangle Mezzanine Fund LLLP’s Board of Directors dated February 4, 2009 and titled “Fidelity Bonding” is authentic.
IN WITNESS WHEREOF, I have hereunto set my hand as of the 5th day of March, 2009.
/s/ Steven C. Lilly
Steven C. Lilly, Secretary
Triangle Capital Corporation

RESOLUTION FOR MEETING
OF THE BOARD OF DIRECTORS OF
TRIANGLE MEZZANINE FUND LLLP (THE “FUND”)
HELD FEBRUARY 4, 2009
FIDELITY BONDING
     WHEREAS, the Board has reviewed the renewal of the Fund’s Investment Company Bond, issued by National Union Fire Insurance Company of Pittsburgh, PA (the “Fidelity Bond”), which includes as joint insured the Fund’s parent, Triangle Capital Corporation (the “Company”); and
     WHEREAS, the Board has considered, among other things: (i) the required amount of fidelity bond coverage for a joint insured bond under the Investment Company Act of 1940 (the “1940 Act”); (ii) the form and amount of fidelity bond coverage in light of the value of the aggregate assets of the Fund and the Company; (iii) the number of the insured parties; (iv) the amount of premium for the Fidelity Bond allocable to the Fund and the Company, in the amounts of $3,517,75 and 10,553.25, respectively, such premium allocable to the Fund having been paid for the period of February 21, 2009 through February 20, 2010; and (v) the comparative amount that the Fund would have had to pay if it had provided and maintained a single insured bond, such amount being $3,517.75.
     NOW, THEREFORE, BE IT RESOLVED, that the members of the Board approving this resolution, each of whom is not an interested person under the 1940 Act, hereby acknowledge and agree that the Fidelity Bond is reasonable in form and amount.
     FURTHER RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to enter into the Fidelity Bond for the Fund.
     FURTHER RESOLVED, that any and all previous actions taken by the Fund’s officers, principals or agents in connection with the Fidelity Bond be, and hereby are, approved and ratified as duly authorized actions of the Fund.
     FURTHER RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed, for and on behalf of the Fund, to file the Fidelity Bond with the Securities and Exchange Commission (the “SEC”).

AGREEMENT REGARDING FIDELITY BONDING
     This Agreement Regarding Fidelity Bonding is dated effective as of the 21st day of February, 2009, by and among Triangle Capital Corporation and Triangle Mezzanine Fund LLLP (the parties are collectively referred to herein as the “Insureds”).
     WHEREAS, the Insureds are parties to that certain Financial Institution Bond No. 01-581-92-51, a joint insured fidelity bond issued by National Union Fire Insurance Company of Pittsburgh, PA in the amount of $5,000,000 (the “Bond”); and
     WHEREAS, pursuant to Rule 17g-1(f) under the Investment Company Act of 1940 (the “Act”), the Insureds desire to document their agreement regarding any future recovery due to either or both of the Insureds under the Bond;
     NOW, THEREFORE, for and in consideration of the mutual promises hereinafter set forth the Insureds hereby agree as follows:
     Each of the Insureds acknowledges and agrees that in the event recovery of any amounts is received under the Bond as a result of a loss sustained by both of the Insureds, the Insureds shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which either Insured would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the Act.
[Signature Page Follows]

In Witness Whereof, the Insureds have caused this Agreement to be executed by their respective officers, thereunto duly authorized, as of the day and year first above written.

TRIANGLE CAPITAL CORPORATION

By	/s/ Garland S. Tucker, III
Name: Garland S. Tucker, III Title: President, Chief Executive Officer and Chairman of the Board of Directors

TRIANGLE MEZZANINE FUND, LLLP

By:	New Triangle GP, LLC, its general partner

By:	Triangle Capital Corporation, its manager

By	/s/ Garland S. Tucker, III
Name: Garland S. Tucker, III Title: President, Chief Executive Officer and Chairman of the Board of Directors